Exhibit 99.1
Wix Reports Third Quarter 2023 Results

•Second consecutive quarter of positive GAAP net income positions Wix to achieve GAAP profitability for full year 2023 with GAAP profitability also expected to be achievable for full year 2024
•Total revenue in Q3 of $393.8 million, up 14% y/y, ahead of expectations and marking the third consecutive quarter of year-over-year revenue growth acceleration
•Incredible momentum in Partners business demonstrated by:
◦Partners revenue1 of $119.4 million, up 38% y/y, as growth accelerated for another quarter, with more Partners joining Wix and monetization continuing to increase
◦Current B2B partnerships increasingly driving growth; new multi-year strategic partnership with Intuit further underscoring Wix as the online presence partner of choice for global marquee brands empowering SMBs
◦Early uptake of Wix Studio, the ultimate web creation platform for professionals, ahead of expectations with global rollout now complete
•Strong revenue growth and continued benefits from completed operational efficiencies resulted in better than expected free cash flow (“FCF”)2 of $62.8 million, or 16% of revenue
•Raising full year revenue and FCF guidance with full year FCF margin now expected to be ~15% of revenue, as FCF margin is anticipated to accelerate to 20-21% of revenue in Q4, above the expectations of the three-year plan
NEW YORK, November 9, 2023 -- Wix.com Ltd. (Nasdaq: WIX), the leading SaaS website builder platform globally3, today reported financial results for the third quarter of 2023. In addition, the Company provided its outlook for the fourth quarter and raised its outlook for full year 2023. Please visit the Wix Investor Relations website at https://investors.wix.com/ to view the Q3'23 Shareholder Update and other materials.
“Wix’s performance in the third quarter exceeded both growth and profitability expectations for another consecutive quarter, as we successfully executed on our strategic priorities while remaining diligent with managing expenses,” said Avishai Abrahami, Wix Co-founder and CEO. “The strength in our Partners business is especially noteworthy with our team firing on all cylinders and revenue growth continuing to accelerate. We expect an extended growth period ahead for this business as we increase our penetration of the professionals market with higher monetization, particularly as Wix Studio continues to gain traction. Though early, we have seen a fantastic response to Wix Studio and excellent adoption thus far. Finally, we continue to make tremendous progress leveraging AI to create a frictionless experience for users with the recent launch of Conversational AI Chat Experience for Business, the first step in completely automating business management with AI to get businesses online more quickly and efficiently. This is just the first milestone launch in a string of very exciting AI product releases we have on the horizon.”

“Since the events in Israel on October 7th, much of the team at Wix has had to adapt to a new reality. We have harnessed our global footprint and technological strength to support our people as well as our broader community, both here in Israel and abroad through a number of high-impact initiatives. The unified strength of our diverse global team has been a bright light during these times, enabling us to prevent disruption to operations and continue to execute on our growth initiatives,” said Nir Zohar, President & COO at Wix.

Lior Shemesh, CFO at Wix, added, “We carried forward our positive momentum into the back half of the year with another quarter of results that exceeded expectations, positioning us well to achieve positive GAAP net income in full year 2023 with GAAP profitability achievable in 2024. This milestone accelerates Wix’s profitability ahead of our three-year plan and is driven by robust growth as well as continued benefits from the strong execution of our past efficiency initiatives. Revenue in the third quarter increased 14% y/y, driven by the third consecutive quarter of accelerating Partners revenue growth which was 38% y/y, strong GPV growth and strong performance in our new cohorts of users. FCF margin came in higher than expected at 16% of revenue, which we anticipate to increase to 20-21% in Q4. This exit rate puts us in striking distance of our minimum 25% FCF margin target anticipated for 2025. As a result of continued strong execution, we are raising our revenue and FCF expectations for the full year to finish above the expectations of our refreshed three-year plan.”

Q3 2023 Financial Results
•Total revenue in the third quarter of 2023 was $393.8 million, up 14% y/y
◦Creative Subscriptions revenue in the third quarter of 2023 was $290.6 million, up 11% y/y
◦Creative Subscriptions ARR increased to $1.18 billion as of the end of the quarter, up 10% y/y
•Business Solutions revenue in the third quarter of 2023 was $103.2 million, up 22% y/y
◦Transaction revenue4 was $44.1 million, up 22% y/y
•Partners revenue1 in the third quarter of 2023 was $119.4 million, up 38% y/y
•Total bookings in the third quarter of 2023 were $389.1 million, up 10% y/y
◦Creative Subscriptions bookings in the third quarter of 2023 were $283.9 million, up 5% y/y
◦Business Solutions bookings in the third quarter of 2023 were $105.2 million, up 27% y/y
•Total gross margin on a GAAP basis in the third quarter of 2023 was 67%
◦Creative Subscriptions gross margin on a GAAP basis was 82%
◦Business Solutions gross margin on a GAAP basis was 27%
•Total non-GAAP gross margin in the third quarter of 2023 was 68%
◦Creative Subscriptions gross margin on a non-GAAP basis was 83%
◦Business Solutions gross margin on a non-GAAP basis was 28%
•GAAP net income in the third quarter of 2023 was $7.0 million, or $0.12 per basic and diluted share
•Non-GAAP net income in the third quarter of 2023 was $65.1 million, or $1.14 per basic share or $1.10 per diluted share
•Net cash provided by operating activities for the third quarter of 2023 was $64.1 million, while capital expenditures totaled $19.4 million, leading to free cash flow of $44.8 million
•Excluding the capex investment associated with our new headquarters office build out, free cash flow for the third quarter of 2023 would have been $62.8 million, or 16% of revenue
____________________
1 Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint, and enterprise partners. We identify agencies and freelancers building sites or applications for others using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses.
2 Free cash flow excluding one-time cash restructuring charges, if applicable, and expenses associated with the buildout of our new corporate headquarters.
3 Based on number of active live sites as reported by competitors' figures, independent third-party-data and internal data as of Q2 2023.
4 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.

Financial Outlook
Our exceptional outperformance in the first three quarters of the year highlights the strong fundamentals of our business and the continued momentum of our growth and profitability initiatives. As a result, we expect to finish 2023 ahead of our refreshed three-year plan presented at the Analyst & Investor Day in August while accelerating our path to achieving the Rule of 40 in 2025.
We expect Q4 revenue to be $400 - $405 million, or 13 - 14% growth y/y.
Due to the outperformance we experienced in the first three quarters of 2023, we are increasing our full year revenue outlook to $1,558 - $1,563 million, or 12 - 13% y/y growth, an increase from our previous outlook of $1,543 - $1,558 million, or 11 - 12% y/y growth.
This increased revenue growth outlook is expected to result in accelerating profitability as we exit 2023.
We continue to anticipate non-GAAP gross margin of approximately 68% for the full year, driven by strong performance across both Creative Subscriptions and Business Solutions. We also continue to anticipate Creative Subscriptions non-GAAP gross margin of approximately 82% for the full year and Business Solutions non-GAAP gross margin of approximately 28% for the full year.
Non-GAAP operating expenses are expected to decrease to 53-54% of revenue for the full year, down from our previous expectation of 56-57% of revenue. This decrease is primarily driven by greater efficiency on sales and marketing expenses than we had anticipated as well as other incremental operational efficiencies. Non-GAAP sales and marketing expenses are now expected to be approximately 23-24% of revenue in 2023, down from our previous expectation of approximately 25-26% of revenue.
Impressively, following a second consecutive quarter of positive GAAP net income in Q3, we now expect to deliver positive GAAP net income for the full year 2023 with profitability also achievable for full year 2024, a goal previously set for 2025 per our three-year plan.
Due to stronger than expected revenue growth and continued benefits from completed operational efficiencies, we are increasing our outlook for free cash flow, excluding HQ and cash restructuring costs, for the full year to $235 - $240 million, or approximately 15% of revenue, and we expect to exit 2023 with a free cash flow margin of 20-21% in Q4, putting us in striking distance of our minimum 25% FCF margin anticipated for 2025. This compares to our previous free cash flow outlook of $200 - $210 million, or approximately 13% of revenue and an exit rate of approximately 15%.
Note that our revised FCF outlook excludes approximately $4.5 million in cash restructuring costs, of which approximately $2.1 million was incurred in Q1, with the remainder being incurred in Q2.
Finally, we continue to expect stock-based compensation to be 14% of revenue in full year 2023, as we manage headcount according to our annual plan. We expect stock-based compensation as a percentage of revenue to continue to decline y/y through 2025.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Thursday, November 9, 2023. To participate on the live call, analysts and investors should register and join at https://register.vevent.com/register/BI682d39f0556247bd9e332dafd387b487. A replay of the call will be available through November 8, 2024 via the registration link.
Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.
Wix is the leading SaaS website builder platform globally3 to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
For more about Wix, please visit our Press Room
Investor Relations:
ir@wix.com
Media Relations:
pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow, as adjusted, free cash flow margins, free cash flow per share, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude one-time cash restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters. Free cash flow margins represent free cash flow divided by revenue. Free cash flow per share represents free cash flow, as adjusted, divided by total outstanding shares on a fully diluted basis. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations; (ii) the average revenue per month from domain registrations in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements and enterprise partners.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectations related to our ability to develop relevant and required products using Artificial Intelligence (“AI”), the regulatory environment impacting AI-related activities including privacy and intellectual property aspects, and potential competition from third-party AI tools which may impact our business; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during the current turbulent macro-economic environment; our expectation regarding the successful impact of our previously announced Cost-Efficiency Plan and other cost saving measures we may take in the future; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and that our recent downsizing of our Customer Care team will not affect our ability to continue attracting registered users and increase user retention, user engagement and sales; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19 and as a result of the military invasion of Ukraine by Russia, or other local Israeli military campaigns; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future;

our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$290,634	$261,066	$855,853	$774,211
Business Solutions	103,207	84,739	302,041	258,415
	393,841	345,805	1,157,894	1,032,626

Cost of Revenues
Creative Subscriptions	53,187	62,035	162,721	193,160
Business Solutions	75,856	65,822	223,694	204,303
	129,043	127,857	386,415	397,463

Gross Profit	264,798	217,948	771,479	635,163

Operating expenses:
Research and development	125,117	120,384	355,550	361,867
Selling and marketing	100,765	117,448	295,935	394,942
General and administrative	40,865	42,427	116,632	131,104
Impairment, restructuring and other costs	3,843	—	29,511	—
Total operating expenses	270,590	280,259	797,628	887,913
Operating loss	(5,792)	(62,311)	(26,149)	(252,750)
Financial income (expenses), net	14,583	21,142	56,013	(170,257)
Other income (expenses)	(474)	131	(299)	235
Income (loss) before taxes on income	8,317	(41,038)	29,565	(422,772)
Income tax expenses (benefit)	1,342	6,323	(618)	(36,884)
Net income (loss)	6,975	(47,361)	30,183	(385,888)
Basic net income (loss) per share	$0.12	$(0.81)	$0.53	$(6.66)
Basic weighted-average shares used to compute net income (loss) per share	56,837,917	58,355,542	56,666,881	57,930,336

Diluted net income (loss) per share	$0.12	$(0.81)	$0.52	$(6.66)
Diluted weighted-average shares used to compute net income (loss) per share	58,497,072	58,355,542	58,289,105	57,930,336

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	September 30,	December 31,
	2023	2022
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$504,793	$244,686
Short-term deposits	243,384	526,328
Restricted deposits	2,893	13,669
Marketable securities	168,991	292,449
Trade receivables	54,600	42,086
Prepaid expenses and other current assets	40,452	28,519
Total current assets	1,015,113	1,147,737

Long-Term Assets:
Prepaid expenses and other long-term assets	22,669	23,027
Property and equipment, net	136,942	108,738
Marketable securities	78,054	194,964
Intangible assets and goodwill, net	78,827	83,293
Operating lease right-of-use assets	413,064	200,608
Total long-term assets	729,556	610,630

Total assets	$1,744,669	$1,758,367

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$23,184	$96,071
Employees and payroll accruals	64,888	86,113
Deferred revenues	587,514	529,205
Current portion of convertible notes, net	—	361,621
Accrued expenses and other current liabilities	97,624	88,194
Operating lease liabilities	20,788	29,268
Total current liabilities	793,998	1,190,472
Long Term Liabilities:
Long-term deferred revenues	85,690	70,594
Long-term deferred tax liability	8,155	14,902
Convertible notes, net	568,925	566,566
Other long-term liabilities	8,202	6,093
Long-term operating lease liabilities	374,440	172,982
Total long-term liabilities	1,045,412	831,137

Total liabilities	1,839,410	2,021,609

Shareholders' Deficiency
Ordinary shares	106	108
Additional paid-in capital	1,480,849	1,274,968
Treasury Stock	(500,174)	(431,862)
Accumulated other comprehensive loss	(32,704)	(33,455)
Accumulated deficit	(1,042,818)	(1,073,001)
Total shareholders' deficiency	(94,741)	(263,242)

Total liabilities and shareholders' deficiency	$1,744,669	$1,758,367

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$6,975	$(47,361)	$30,183	$(385,888)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,348	3,845	13,767	11,402
Amortization	1,489	1,581	4,466	4,735
Share based compensation expenses	58,249	56,796	166,430	176,919
Amortization of debt discount and debt issuance costs	787	1,305	3,405	3,908
Changes in accrued interest and exchange rate on short term and long term deposits	(1,937)	172	(1,829)	7
Non-cash impairment, restructuring and other costs	1,968	—	23,132	—
Amortization of premium and discount and accrued interest on marketable securities, net	(563)	1,000	4,109	3,805
Remeasurement loss (gain) on Marketable equity	2,400	(10,182)	(20,312)	196,383
Changes in deferred income taxes, net	3,713	2,351	(6,749)	(45,868)
Changes in operating lease right-of-use assets	8,905	8,141	20,057	26,716
Changes in operating lease liabilities	(13,705)	(8,675)	(48,034)	(33,847)
Decrease (increase) in trade receivables	(1,332)	5,004	(12,514)	(5,429)
Increase in prepaid expenses and other current and long-term assets	(6,402)	(5,280)	(9,260)	(32,625)
Increase (decrease) in trade payables	(14,604)	(7,960)	(67,575)	4,153
Increase (decrease) in employees and payroll accruals	6,749	(9,562)	(21,225)	(14,644)
Increase in short term and long term deferred revenues	387	6,023	73,405	51,306
Increase in accrued expenses and other current liabilities	6,717	3,069	6,410	22,885
Net cash provided by (used in) operating activities	64,144	267	157,866	(16,082)
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	70,040	105,171	493,741	336,430
Investment in short-term deposits and restricted deposits	(134,732)	(57,180)	(198,192)	(448,152)
Investment in marketable securities	(4,125)	(38,048)	(4,125)	(202,611)
Proceeds from marketable securities	42,901	51,619	217,270	191,869
Purchase of property and equipment and lease prepayment	(18,690)	(22,208)	(53,439)	(54,120)
Capitalization of internal use of software	(686)	(666)	(2,620)	(1,895)
Investment in other assets	—	(580)	(111)	(580)
Proceeds from sale of equity securities	—	—	49,468	3,193
Purchases of investments in privately held companies	(27)	(100)	(7,527)	(1,260)
Net cash provided by (used in) investing activities	(45,319)	38,008	494,465	(177,126)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	17,931	19,779	38,762	41,793
Purchase of treasury stock	—	—	(68,319)	—
Repayment of convertible notes	—	—	(362,667)	—
Net cash provided by (used in) financing activities	17,931	19,779	(392,224)	41,793
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	36,756	58,054	260,107	(151,415)
CASH AND CASH EQUIVALENTS—Beginning of period	468,037	241,886	244,686	451,355
CASH AND CASH EQUIVALENTS—End of period	$504,793	$299,940	$504,793	$299,940

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Creative Subscriptions	290,634	261,066	855,853	774,211
Business Solutions	103,207	84,739	302,041	258,415
Total Revenues	$393,841	$345,805	$1,157,894	$1,032,626

Creative Subscriptions	283,917	269,937	891,275	839,645
Business Solutions	105,178	82,527	311,224	260,661
Total Bookings	$389,095	$352,464	$1,202,499	$1,100,306

Free Cash Flow	$44,768	$(22,607)	$101,807	$(72,097)
Free Cash Flow excluding HQ build out and restructuring costs	$62,811	$4,559	$155,933	$(19,582)
Creative Subscriptions ARR	$1,181,629	$1,071,045	$1,181,629	$1,071,045

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenues	$393,841	$345,805	$1,157,894	$1,032,626
Change in deferred revenues	387	6,023	73,405	51,306
Change in unbilled contractual obligations	(5,133)	636	(28,800)	16,374
Bookings	$389,095	$352,464	$1,202,499	$1,100,306

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$290,634	$261,066	$855,853	$774,211
Change in deferred revenues	(1,584)	8,235	64,222	49,060
Change in unbilled contractual obligations	(5,133)	636	(28,800)	16,374
Creative Subscriptions Bookings	$283,917	$269,937	$891,275	$839,645

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Business Solutions Revenues	$103,207	$84,739	$302,041	$258,415
Change in deferred revenues	1,971	(2,212)	9,183	2,246
Business Solutions Bookings	$105,178	$82,527	$311,224	$260,661

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Nine Months Ended
	September 30,
	2023	2022
	(unaudited)
Q1 Cohort revenues	$30	$29
Q1 Change in deferred revenues	21	18
Q1 Cohort Bookings	$51	$47

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	September 30,
	2023	2022
	(unaudited)
Revenues	$393,841	$345,805
FX impact on Q3/23 using Y/Y rates	(901)	—
Revenues excluding FX impact	$392,940	$345,805

Y/Y growth	14%

	Three Months Ended
	September 30,
	2023	2022
	(unaudited)
Bookings	$389,095	$352,464
FX impact on Q3/23 using Y/Y rates	(5,692)	—
Bookings excluding FX impact	$383,403	$352,464

Y/Y growth	9%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$3,621	$4,418	$11,338	$13,204
Research and development	30,428	29,606	87,500	88,245
Selling and marketing	10,835	9,261	30,045	29,155
General and administrative	13,365	13,511	37,547	46,315
Total share based compensation expenses	58,249	56,796	166,430	176,919
(2) Amortization	1,489	1,581	4,466	4,735
(3) Acquisition related expenses	23	585	463	3,471
(4) Amortization of debt discount and debt issuance costs	787	1,305	3,405	3,908
(5) Impairment, restructuring and other costs	3,843	—	29,511	—
(6) Sales tax accrual and other G&A expenses (income)	146	183	611	544
(7) Unrealized loss (gain) on equity and other investments	2,400	(10,182)	(20,312)	196,383
(8) Non-operating foreign exchange expenses (income)	(8,283)	(1,675)	(13,788)	183
(9) Provision for income tax effects related to non-GAAP adjustments	(552)	2,342	(6,705)	(45,902)
Total adjustments of GAAP to Non GAAP	$58,102	$50,935	$164,081	$340,241

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross Profit	$264,798	$217,948	$771,479	$635,163
Share based compensation expenses	3,621	4,418	11,338	13,204
Acquisition related expenses	17	—	224	140
Amortization	668	759	2,002	2,279
Non GAAP Gross Profit	269,104	223,125	785,043	650,786

Non GAAP Gross margin	68%	65%	68%	63%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$237,447	$199,031	$693,132	$581,051
Share based compensation expenses	2,673	3,503	8,386	10,496
Non GAAP Gross Profit - Creative Subscriptions	240,120	202,534	701,518	591,547

Non GAAP Gross margin - Creative Subscriptions	83%	78%	82%	76%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$27,351	$18,917	$78,347	$54,112
Share based compensation expenses	948	915	2,952	2,708
Acquisition related expenses	17	—	224	140
Amortization	668	759	2,002	2,279
Non GAAP Gross Profit - Business Solutions	28,984	20,591	83,525	59,239

Non GAAP Gross margin - Business Solutions	28%	24%	28%	23%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Operating loss	$(5,792)	$(62,311)	$(26,149)	$(252,750)
Adjustments:
Share based compensation expenses	58,249	56,796	166,430	176,919
Amortization	1,489	1,581	4,466	4,735
Impairment, restructuring and other charges	3,843	—	29,511	—
Sales tax accrual and other G&A expenses	146	183	611	544
Acquisition related expenses	23	585	463	3,471
Total adjustments	$63,750	$59,145	$201,481	$185,669

Non GAAP operating income (loss)	$57,958	$(3,166)	$175,332	$(67,081)

Non GAAP operating margin	15%	(1)%	15%	(6)%

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net income (loss)	$6,975	$(47,361)	$30,183	$(385,888)
Share based compensation expenses and other Non GAAP adjustments	58,102	50,935	164,081	340,241
Non-GAAP net income (loss)	$65,077	$3,574	$194,264	$(45,647)

Basic Non GAAP net income (loss) per share	1.14	$0.06	$3.43	$(0.79)
Weighted average shares used in computing basic Non GAAP net income (loss) per share	56,837,917	58,355,542	56,666,881	57,930,336

Diluted Non GAAP net income (loss) per share	1.10	$0.06	$3.22	$(0.79)
Weighted average shares used in computing diluted Non GAAP net income (loss) per share	59,923,820	58,355,542	61,411,030	57,930,336

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$64,144	$267	$157,866	$(16,082)
Capital expenditures, net	(19,376)	(22,874)	(56,059)	(56,015)
Free Cash Flow	$44,768	$(22,607)	$101,807	$(72,097)

Restructuring and other costs	—	—	4,504	—
Capex related to HQ build out	18,043	27,166	49,622	52,515
Free Cash Flow excluding HQ build out and restructuring costs	$62,811	$4,559	$155,933	$(19,582)

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)

Basic weighted-average shares used to compute net income (loss) per share	56,837,917	58,355,542	56,666,881	57,930,336
Effect of dilutive securities (included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and the Notes)	1,659,155	—	1,622,224	—
Diluted weighted-average shares used to compute net income (loss) per share	58,497,072	58,355,542	58,289,105	57,930,336

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	1,940,648	4,964,207	1,940,648	4,964,207
Restricted share units	1,162,995	2,901,755	1,162,995	2,901,755
Convertible Notes (if-converted)	1,426,748	3,969,514	1,426,748	3,969,514
	63,027,463	70,191,018	62,819,496	69,765,812